TOYOTA MOTOR CREDIT CORPORATION
                  TRANSCRIPT OF CONFERENCE CALL

Introduction
------------
Thank you for participating on this call. The purpose of the call is to discuss Moody's recent announcement in which they placed several classes of Toyota Auto Lease Trust's lease securitizations under review for possible downgrade. On the call today, I will broadly discuss TMCC's current and expected residual value loss experience, the expected performance of the lease securitizations and our immediate plans in response to Moody's action.

Moody's Rating Action
----------------------
The classes specifically placed under review are:

--  Classes A-2, A-3 and B of Toyota Auto Lease Trust 1997-A
--  Classes A-2 and B of TALT 1998-A
--  Classes A-2, A-3 and B of TALT 1998-B and
--  Classes A-2, A-3 and B of TALT 1998-C

The class A-1 securities of 98A, B and C are not under review.
It is also very important to emphasize that the unsecured ratings of TMCC and Toyota Motor Corporation, as well as TMCC's auto loan and Gramercy Place securitizations are NOT under review.

According to Moody's, the ratings actions are a result of higher than expected residual value losses in Toyota's auto lease portfolio. The residual value losses are outside of Moody's original expectations and are the result of a combination of greater than expected turn-in rates and higher losses per vehicle upon disposition. Credit defaults are not an issue, as Moody's stated that "losses resulting from defaulting leases in Toyota's portfolio and across all four securitizations are within expectations."

Over the next three to four weeks, Moody's will more closely examine the expected return rates and residual value realization percentages for each of the transactions, based on the specific pool characteristics of each deal. We will continue to work with Moody's to assist them with their analysis of each of the transactions. We, in fact, initiated the discussions on the lease transactions to proactively raise potential issues and begin an open dialogue. During the next few weeks, we will consider pursuing various alternatives to address specific agency concerns.

TMCC's Residual Value Performance
---------------------------------

Let me first comment on TMCC's recent residual value loss performance. In general, TMCC's performance is better than that of our competitors - at least of those that make publicly available their results -- and is consistent with industry trends. Those of you who are familiar with the leasing market are well aware that the industry as a whole has been negatively impacted by a number of factors over the past few years. A highly competitive new car market with high levels of incentives spending has certainly put pressure on used car pricing. The increased popularity in leasing has also impacted used car prices, as the increased volume of off-lease vehicles has increased the supply of late model used cars in the market. Based upon Bureau of Labor Statistics data, after averaging a nearly 5% (4.9%) annual increase in used car prices in the first half of the decade, the used car market has averaged only a 0.5% annual increase in the second half of the decade - although we have seen some recent improvement with the index up 3.5% in '98 and 1.2% in '99.

For the overall TMCC lease portfolio, return rates have remained at elevated levels since rising rapidly in 1998. When I talk about "return rates", I am referring to the number of returned leased vehicles that are sold by TMCC in a given period as a percentage of the number of leased contracts that were originally scheduled to mature in that same period.

In the fiscal years ending September of 1996 and 1997, return rates on the TMCC portfolio were only 14 and 18%, respectively. In the last two fiscal years, return rates have trended much higher at 40% for fiscal year 1998 and 47% for fiscal year 1999. For the first quarter ending December 31, 1999, return rates were 51%.

Return rates and losses on returned vehicles are a function of a number of factors, including the impact of competitive new vehicle pricing for core Toyota and Lexus models, the level of incentives on new vehicles, the amount and types of accessories included in leased vehicles and the supply of late model off-lease vehicles.

Higher losses on returned vehicles also can have a direct impact on return rates since the difference between the contractual residual value and the market price can influence a lessee or dealer's decision to purchase or return a vehicle. If the residual value set in the lease contract is below market value, both consumers and dealers are motivated to purchase the vehicle at the residual value. The higher the contractual residual value relative to actual market value, the more likely it is that the car will be returned to TMCC. The increase in return rates from 1997 to 1998 can be partially attributed to higher losses per returned vehicle in 1998.

We expect return rates to remain at elevated levels at least for the remainder of the fiscal year. Having said that, however, our return rates are at levels that are very manageable and are significantly better than some of our peers.

Return rates -- or how many cars you're getting back - are only one half of the residual value loss equation. The other half of the equation is loss severity, or how much you're losing on the cars that are being returned to you. And that is simply a function of where you set your residual values versus the realized prices obtained at the auction. In this regard, our performance has remained fairly consistent on an overall portfolio basis since 1998. Average losses on returned vehicles have remained essentially the same for the last two fiscal years. For the first fiscal quarter ending December 31, 1999, the average loss was also very comparable to the prior year's December quarter. The average loss as a percentage of the residual value of returned vehicles did increase slightly to 16% from 15% December quarter to quarter. Losses on returned vehicles tend to be seasonal; losses are higher in the winter months when demand for used cars is lower and improve with demand during the spring and summer months. So we would expect, and have already seen in January, February and to date in March, significant improvement in average auction losses.

We continue to take steps to reduce residual value losses by developing strategies to increase dealer and lessee purchases of off-lease vehicles and by expanding the marketing of off-lease vehicles through the internet. Internet sales of off-lease vehicles to our dealer network represented over 10% of our vehicle dispositions last year - in fact, we are one of the industry leaders in this regard, with the dominant market share in vehicles sold through this channel.

Going forward, absent any significant changes in macroeconomic factors or in the used car market, TMCC expects residual value loss performance to improve over time. Residual values on 1998 and newer models better reflect the impact of the competitive new car market on used car prices and the higher residual value loss environment experienced in 1998. We are constantly refining our residual value setting process to incorporate changes in the new and used car market and improve our ability to accurately set residual values.

Regarding the Toyota Auto Lease Trust transactions, the 1997-A transaction has reached a critical juncture as the 3 year leases in the transaction - which represented approximately 60% of the initial pool balance - have started to reach their respective lease maturities. Based upon recent overall portfolio loss experience which has shown recent seasonal improvement and our expectation that this loss experience is sustainable, we do not anticipate any investor losses, but do expect a reduction in the amount of credit enhancement available to support the transaction. Since a significant amount of the leases will mature in the next several months, this portfolio should benefit from the expected seasonal improvement in losses during the spring and summer. We also are currently waiving our servicing fee to provide additional enhancement to the transaction.

The 1998 transactions, which were structured and credit-enhanced in a higher loss environment than the 1997 deals, provide higher levels of credit enhancement that will enable them to withstand higher levels of losses than 1997-A. Despite the additional enhancement in the 1998 transactions, Moody's will examine each of the deal's pool characteristics and cashflows to determine the potential impact of losses on the credit enhancement built into the deals.

Credit enhancement on the 1997-A transaction at deal origination included:

     Reserve Fund               2.50%
     Transferor's Interest      2.00%
     Class B subordination      6.00%
                                -----
                               10.50%

     Excess Servicing      2.50%- approximate

Credit enhancement on the 1998 deals increased as follows:


                        1998-A       1998-B        1998-C

Reserve Fund             4.50%        5.50%*       5.50%*
Transferor's Interest    2.00%        2.00%        2.00%
Class B subordination    7.00%        6.50%        6.50%
                         -----        -----        -----
                        13.50%       14.00%       14.00%

Excess Servicing         2.50%**      2.50%  **    2.50%**

_____________
*  specified balance
** approximate



Based upon recent overall portfolio loss experience, we do not anticipate any investor losses on the 1998 deals. At issue is the potential reduction in the amount of credit enhancement available to support the transactions.

We have calculated the following breakevens for each of the deals using a tape of current outstandings as of January 31, 2000. These figures assume credit default rates of 65 basis points per annum, no voluntary prepayments and that all vehicles that go to full term are returned and auctioned.

Class A and B Breakeven Levels <F1><F3>


                 TALT 1997-A            TALT 1998-A
                 -----------            -----------
                   RV Loss                RV Loss
                   Severity<F2>           Severity<F2>
                   --------              --------

Class A            18.72%                 20.98%
Breakeven

Class B             8.53%                 10.75%
Breakeven


                 TALT 1998-B            TALT 1998-C
                 -----------            -----------
                   RV Loss                RV Loss
                   Severity<F2>           Severity<F2>
                  ----------            -----------

Class A            19.85%                 19.02%
Breakeven

Class B            11.74%                 10.98%
Breakeven

[FN]
<F1> Modeling assumptions:

     -- Assumes timely payments on lease contracts and no
        delay in realization of auction proceeds.
     -- Assumes Aggregate Net Investment Value, Adjusted Class
        Balances and Reserve Fund Balances as of January 31, 2000 as reported in the February 25, 2000 Servicer Certificates.
     -- Assumes each Trust has fixed rate obligations as
        described in the related offering documents.
     -- Assumes 0.65% per annum of credit losses.
     -- Assumes no voluntary prepayments or lease extensions.
     -- Assumes servicing fee is waived in the TALT 1997-A
        scenario.
<F2> As a percent of aggregate outstanding residual value, net of defaults.
<F3> The actual characteristics and performance of the lease contracts and leased vehicles may differ from the assumptions used in preparing these materials, which are hypothetical in nature. Changes in these assumptions may have a material impact on the information set forth herein, and in the characteristics and ultimate performance of the lease contracts and the leased vehicles. No representation is made that any performance or results indicated herein will be achieved.

You will note that the Class A investors can withstand very high levels of residual value losses. Using the 1997A deal as an example, the 18.7% residual value loss severity implies that every vehicle currently outstanding, net of defaults, can be returned and incur a 18.7% loss without the Class A investors being impacted. Obviously, in each deal we will have voluntary prepayments and not every vehicle that goes full term will be returned.

A couple key disclosures should be made here. First, the 97-A breakeven reflects the additional enhancement provided by the waiver of TMCC's servicing fee. And second, when assessing the residual value loss severity breakeven, TMCC's return rate data must be used carefully. TMCC's return rate figures represent returns as a percentage of originally scheduled residual value, not aggregate outstanding residual value at any one point in time.

As we move further along in the process with Moody's, we hope to be able to provide additional information to you to allow you to better assess the lease transactions. And, as I mentioned earlier, we will continue to work with Moody's over the next 3-4 weeks to assist them with their analysis of the lease ABS cashflows and will consider all available alternatives to address specific agency concerns.

The foregoing discussion contain various "forward looking statements" within the meaning of Section 27A of the Securities Act of1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent TMCC's expectations or beliefs concerning future events, including the following: that return rates are expected to remain at elevated levels at least for the remainder of the fiscal year; that there will be significant improvement in average auction losses; that residual value loss performance is expected to improve over time; that the recent seasonal improvement in residual value loss experience is sustainable; that with respect to the 1997-A lease transaction, TMCC does not anticipate any investor losses, but does expect a reduction in the amount of credit enhancement available to support that transaction; that since a significant amount of the leases will mature in the next several months, the 1997-A transaction's portfolio should benefit from the expected seasonal improvement in losses during the spring and summer; that there will be a seasonal improvement in residual value losses during the spring and summer; and that with respect to the 1998-A, 1998-B and 1998-C transactions, TMCC does not anticipate any investor losses. Actual results could differ materially for a variety of reasons, including: decline in demand for Toyota and Lexus products; the impact of competitive new vehicle pricing for core Toyota and Lexus models, the level of incentives on new vehicles; the amount and types of accessories included in leased vehicles; the supply of late model off-lease vehicles; the effect of economic conditions; and the effect of competitive pressures on the used car market and residual values and other factors that could cause an increase in vehicle returns and disposition losses.

I will now open the call for questions, although, due to legal considerations, I may not be able to provide much more in specifics than what has already been discussed.


Questions and Answers
---------------------


Q: In one of the transactions there is a return rate or residual
   realization rate trigger.   Has that been hit?

A: No, it has not. The Residual Value Test has three components to it, all of which must be met to trigger an increase to the Reserve Fund. The first component is that more than 25% of the scheduled maturities are returned and sold, and that trigger has been hit from time to time. The second component is that the number of scheduled maturities must exceed 500 and certainly in many cases that has been hit. However, the third component, in which the three month average matured leased vehicle proceeds must be less than 75% of the average residual values during that period, has not been met. A second test that can trigger an increase to the Reserve Fund deals with charge-offs. In terms of the charge-off test, the 3 month average charge off rates must be greater than 1.25% and we have been averaging much less than that. A third test deals with delinquencies. In terms of the delinquencies, the 3 month average delinquencies for the trigger threshold is 1.25%, and we are well below that for delinquencies over sixty days.

Q: Has Toyota looked into whether specifically in any of the transactions or portfolio as a whole whether there are material differences in the residual value realization either by leased terms, by the vehicle type and/or model year that would affect one or more of the trust differently than the others given the distribution of underlined products in those trust?

A: I think, generally we expect the assets within the trust to perform similarly to our overall portfolio. That being said though, I think we do need to distinguish a couple of things. In our overall portfolio we have a blend of 24 months, 36, 48 and 60-month contracts coming due at any one point in time and so our aggregate portfolio performance is a blend of all that. While in the lease ABS portfolio, the performance will differ a little bit because, first, the primarily 24-month contracts will come due, then 36 and then 48 and 60 but within that we would expect the 36 month contracts to perform similarly to the 36 month contracts in the overall portfolio. In terms of the overall portfolio and the performance, I think overall or generally we are being affected more by macro factors, just the fact that we continue to have a very competitive new car market, the used car market, although having improved, still being relatively soft. We do have a high supply of leased vehicles and so those types of factors have an overall impact on the entire portfolio, whether we are considering 24-month contract or 36-month contract or Lexus or Toyota. Although there will be differing performances from model to model, the overall impact is based on these macro factors.

Q: Separately, is there any information that you're able to disclose about how this may or may not affect your future securitization plans?

A: Toyota remains committed to its asset backed program. It is a core component of our overall funding program and it's important to us. So, no, we don't anticipate this having an impact on our future asset backed program.

Q: Do you have information about roughly where the leases in these pools were booked versus ALG Guide at inception?

A: No, I don't have that readily available for this call and I think generally Toyota's residual values are slightly higher than ALG's but I don't have any specific deal to deal information in that regard for this call.